

Mail Stop 3233

January 25, 2017

Via E-mail
Frank J. Drohan
Chief Executive Officer
Omagine, Inc.
136 Madison Avenue, 5th Floor
New York, NY 10016

> **Re: Omagine, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed January 10, 2017**
> **File No. 333-199383**

Dear Mr. Drohan:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your post-effective amendment and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your post-effective amendment and the information you provide in response to these comments, we may have additional comments.

General

1.   Section 10(a)(3) of the Securities Act of 1933 requires that when a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. However, we note that your initial registration statement on Form S-1 was declared effective on January 22, 2015, with audited financial statements for the fiscal year ended December 31, 2013. We further note that your post-effective amendment declared effective on January 13, 2016 included audited financial statements for the fiscal year ended December 31, 2014, and that this post-effective amendment includes audited financial statements for the fiscal year ended December 31, 2015. Accordingly, it appears that the audited financial statements in your registration statement were not current from October 2015 through January 2016 and from May 2016 through the present. Please provide us with a legal analysis of your compliance with

Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement during these time periods.

2. We note your disclosure on page 2 that you expect to amend the Shareholder Agreement "within the next month" and that you expect a "successful conclusion" to project finance discussions with a bank to occur soon after the amended Shareholder Agreement is executed. We further note your disclosure on pages 28-29 that you anticipate a meeting with The Ministry of Tourism to discuss the extension of the Operative Date of the Development Agreement. Finally, we note your disclosure on page 34 that you are "cautiously optimistic that ongoing discussions with an alternative investor and an alternative bank may be concluded in January 2017." Please update these disclosures to reflect the most recent status of these negotiations and discussions.

Executive Compensation, page 70

3. Please update this section to include the required information for your recently completed fiscal year ended December 31, 2016. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website and Item 402 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra B. Hunter, Staff Attorney at 202-551-3758 or me at 202-551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: David B. Manno
        Sichenzia Ross Ference Kesner LLP
        Via E-mail